FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 28, 2005

LJ INTERNATIONAL ANNOUNCES WEBSITE ENHANCEMENTS

New Site’s Functionalities Designed to Market to Chinese Consumers
as Part of Company’s China Retail Expansion Strategy

HONG KONG and LOS ANGELES, June 28, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today said it has completed an upgrade of its Web site, at www.ljintl.com. The new site was created to better serve the diverse needs of all LJI constituents, including current and future customers, job applicants, suppliers, the news media and jewelry enthusiasts.

New or enhanced capabilities include:

•	Detailed information on LJI’s new ENZO retail division, including locator maps for each of the ENZO stores in China. Six stores have been opened so far – two in Shanghai (including the flagship store), two in Beijing, one in Harbin and one in Ningbo.

•	Detailed, high-resolution graphics displaying the full range of LJI’s products, including its Lorenzo-branded jewelry. Included are earrings, necklaces, pendants and rings featuring diamonds, colored gemstones, gold and pearls.

•	“Education” pages with richly illustrated descriptions of colored gemstones, birthstones, and diamonds

•	More comprehensive investor information as part of the Company’s efforts to increase its financial and operational transparency to the investment community. The upgrades include archived articles regarding LJI dating back to 2003, SEC filings, annual reports, archived press releases and archived analyst reports.

~ more ~

“LJ International’s new site reflects the company’s ongoing efforts to strengthen its image in the jewelry industry, appeal more directly to our blue-chip customer base in the United States and target our new and faster growing customer base in China,” said Yu Chuan Yih, Chairman and CEO of LJ International. “We look forward to continuing to enhance the site by adding new functionalities to support our customers, business partners, and employees.”

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

# # #